EXHIBIT 99.1

RADA Provides Financial Outlook for 2017

Expects full year revenues to grow from approximately $13 million in 2016 to over $18 million in 2017

Will be presenting and webcasting to investors at the Roth Conference on March 13 at 2017 at 5:30pm PT (8:30pm ET)

NETANYA, Israel, March 2, 2017 -- RADA Electronic Industries Ltd. (Nasdaq: RADA) today announced that given its current backlog of orders in hand, for tactical radars and avionics, it expects significant revenue growth in 2017.

RADA expects its full year 2017 revenues to grow to over $18 million from approximately $13 million in 2016. RADA expects to publish its full year 2016 financial results in the coming weeks, prior to the end of March.

RADA further announced that it will participate at the 29th Annual Roth Conference to be held between March 12 - 15, 2017 at the Ritz Carlton Hotel in Dana Point, California. RADA’s CEO, Mr. Dov Sella, is scheduled to present on Monday, March 13, 2017 at 5:30pm Pacific Time.

At the conference there will be an opportunity for investors to meet one-on-one with Mr. Sella. Interested investors should contact the conference organizers at Roth Capital, or the Investor Relations team at RADA at rada@gkir.com.

For those unable to attend, a live webcast of the presentation will be available at: http://wsw.com/webcast/roth31/rada and slides may be downloaded from the webcast page prior to the start of the presentation. The webcast will be archived for 90 days following the live presentation.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems and Avionics Systems for fighter aircraft and UAVs.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: Gil Schwartz (VP, BD & Marketing) Tel: +972-9-892-1111 mrkt@rada.com	IR Contact GK Investor Relations Ehud Helft, Partner Tel: 1 617 318 3096 ehud@gkir.com